Miluna Acquisition Corp

September 15, 2025

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Tracie Mariner
Sasha Parikh
Lauren Sprague Hamill
Suzanne Hayes

Re:	Miluna Acquisition Corp
Registration Statement on Form S-1
Filed September 2, 2025
File No. 333-289973

Ladies and Gentlemen:

This letter is in response to the letter dated September 12, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Miluna Acquisition Corp (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form S-1 (the “Amended Registration Statement”) is being submitted to accompany this letter.

Registration Statement on Form S-1

Cover Page

1.	We acknowledge your response to prior comment 4. In this regard, we note that your response letter dated August 29, 2025 advises that ARC Group Limited has received $100,000 compensation in cash for its services and will receive a further $100,000 compensation in cash for its services upon the successful completion of the offering, and that the prospectus has been revised accordingly in numerous places throughout. However, the cover page states that ARC Group Limited has received $200,000 compensation in cash for its services and will receive a further $100,000 compensation in cash for its services upon the successful completion of the offering. Please reconcile these figures, or otherwise advise.

Response: We have revised the disclosure on the cover page of the Amended Registration Statement.

Prospectus Summary

General, page 3

2.	Please revise your disclosure on page 4 indicating that that Mr. Lin currently serves as LBKX’s chief executive officer and director to clarify whether Mr. Lin is intended to refer to Mr. Shang Ju Lin or Mr. Ya Lu Lin. We note your disclosure on page 6 indicates that Mr. Shang Ju Lin currently serves as a director and chief executive officer of BoluoC Acquisition Corp, but we also not that the registration statement publicly filed by BoluoC Acquisition Corp on August 8, 2025 identified Ya Lu Lin as the Chief Executive Officer.

Response: We have revised the disclosure on pages 4, 6, 7, 108, 111, 112, 125 and 138 of the Amended Registration Statement.

Risk Factors

Our warrant agreement will provide a choice-of-forum provision..., page 49

3.	We note the revisions made in response to comment 12. However, your risk factor disclosure does not appear consistent with Section 9.3 of the Warrant Agreement. Note that Section 9.3 provides for concurrent federal and state jurisdiction for claims arising under the Securities Act, but indicates that the provision excludes claims arising under the Exchange Act or any other claim for which federal courts are the sole and exclusive forum. Your risk factor discussion indicates that the warrant agreement provision providing for concurrent jurisdiction does not apply to causes of action brought under the Securities Act or the Exchange Act. Please reconcile these disclosures, as well as your risk factor disclosure indicating there is uncertainty related to the enforceability of the provision with respect to Securities Act claims because Section 22 of the Securities Act provides for concurrent jurisdiction.

Response: We have revised the disclosure on page 49 of the Amended Registration Statement.

“The nominal purchase price paid by our sponsor...”, page 64

4.	We acknowledge your response to prior comment 13. In this regard, please revise the footnotes to the table to provide a clear understanding of the factors that are include in the calculations of the Initial implied value per public share and the Implied value per share upon consummation of initial business combination.

Response: We have revised the disclosure on page 64.

Dilution, page 97

5.	In the tables depicting the pro forma net tangible book value (NTBV) per share after this offering for each of the redemption scenarios on pages 99 and 100, there appears to be calculation errors as the sum of the amounts in the columns presented for the denominator do not equal the total presented. Please revise.

In addition, please include disclosure, similar to that provided in your response to prior comment 13, that describes the key assumptions used to calculate NTBV per share, such as “working capital immediately after IPO.”

Response: We have revised the disclosure on pages 98, 99 and 100.

* * * * * * * * * * * * * * * *

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Sally Yin, Esq., of Hunter Taubman Fischer & Li LLC, at (929) 226-4130.

Very truly yours,

/s/ Shang Ju Lin
Name:	Shang Ju Lin
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Sally Yin, Esq.
Hunter Taubman Fischer & Li LLC